Mail Stop 6010

March 13, 2009

Robert I. Blum
President and Chief Executive Officer
Cytokinetics, Incorporated
280 East Grand Avenue
South San Francisco, California 94080

> **Re: Cytokinetics, Incorporated**
> **Form 10-K**
> **Filed March 12, 2008**
> **File No. 000-50633**

Dear Mr. Blum:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director